Exhibit 4.2

First Supplemental Indenture (this “Supplemental Indenture”) dated as of March 17, 2006, among AMERICAN MEDIA OPERATIONS, INC., a Delaware corporation (the “Company”), the Note Guarantors (defined on the signature pages hereto), and HSBC BANK USA, NATIONAL ASSOCIATION (as successor in interest to J.P. MORGAN TRUST COMPANY, NATIONAL ASSOCIATION), a national banking association duly organized and existing under the laws of the United States of America, as trustee under the Indenture referred to below (the “Trustee”).

WITNESSETH:

WHEREAS, the Company has heretofore entered into an Indenture, dated as of January 23, 2003, with the Note Guarantors parties thereto and the Trustee (the “Indenture”), providing for the issuance of the Company’s 8 7/8% Senior Subordinated Notes due 2011 (the “Notes”);

WHEREAS, as of the date hereof, $150 million aggregate principal amount of the Notes are outstanding and no other Notes have been issued or are outstanding pursuant to the Indenture;

WHEREAS, Section 9.02 of the Indenture provides that the Company, the Note Guarantors and the Trustee may amend the Indenture or the Notes outstanding thereunder with the written consent of the Holders (as defined in the Indenture) of at least a majority in principal amount of the Notes then outstanding; and

WHEREAS, all things necessary to make this Supplemental Indenture a valid and legally binding agreement of the Company and the Note Guarantors have been done, including receipt of consents to amend the Indenture and the Notes as set forth herein from the Holders of at least a majority in principal amount of the Notes outstanding as of the date hereof.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company, the Note Guarantors and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

ARTICLE I

AMENDMENTS TO THE INDENTURE

1. Amendments to Section 1.01. (a) Section 1.01 of the Indenture is hereby amended by deleting the existing definition of “EBITDA” in its entirety.

(b) Section 1.01 of the Indenture is hereby further amended by adding the following defined terms in the proper alphabetical order:

“2002 Indenture” means the Indenture, dated as of February 14, 2002, among the Company, the guarantors named therein and HSBC Bank USA, National Association (as successor in interest to JPMorgan Chase Bank, N.A.), a national banking association, as trustee, pursuant to which the Other Notes were issued.

“EBITDA” for any period means the Consolidated Net Income for such period, plus, without duplication, the following to the extent deducted in calculating such Consolidated Net Income: (a) Consolidated income tax expense, (b) Consolidated Interest Expense, (c) Consolidated depreciation expense, (d) Consolidated amortization expense (excluding amortization expense attributable to a prepaid cash item that was paid in a prior period), (e) any nonrecurring expenses or charges related to any Equity Offering, Permitted Investment, acquisition (including the Acquisition) or Indebtedness permitted to be incurred by this Indenture (whether or not successful), (f) the amount of any annual monitoring fees accrued or paid to the Sponsors in an amount not to exceed $2,000,000 during any fiscal year, (g) Specified Expenses, (h) expenses and charges relating to the restatement of certain of the Company’s previously issued financial statements included or otherwise summarized in its Annual Report on Form 10-K for the fiscal year ended March 31, 2005 and its Quarterly Report on Form 10-Q for each of the quarters ended June 30, 2005 and September 30, 2005 and the execution and performance of the First Supplemental Indenture, dated as of March 17, 2006, among the Company, the Note Guarantors and the Trustee, and (i) any noncash charges reducing Consolidated Net Income for such period (excluding any such charge which consists of or requires an accrual of, or cash reserve for, any anticipated cash charges for any prior or in any future period), minus, without duplication, the Excess Capital Expenditures. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a Restricted Subsidiary of the Company shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income; provided, however, that the aggregate amount of all amounts described in clauses (e), (g) and (h) of this definition paid in cash shall not exceed $10 million in any twelve-month period; provided, further, that with respect to any Restricted Subsidiary other than a Note Guarantor, such amount shall be added to Consolidated Net Income to compute EBITDA only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

“Excess Capital Expenditures” means all capital expenditures made in cash by the Company or any of its Restricted Subsidiaries that are in excess of $15 million in the applicable twelve-month period.

“Measurement Date” means the 2007 Measurement Date or the 2008 Measurement Date, as the case may be.

“Other Notes” means the 10 1/4% Series B Senior Subordinated Notes due 2009 issued pursuant to the 2002 Indenture.

“Specified Expenses” means, to the extent not otherwise included in any other item specified in the definition of “EBITDA”, any expense or charge Incurred or recorded by the Company or any of its Subsidiaries in connection with (a) Asset Dispositions or (b) reorganization and other cost cutting efforts, including, without limitation, expenses and charges relating to severance, relocation and the discontinuation of titles.

“Sponsors” means Evercore and Thomas H. Lee Partners.

“Thomas H. Lee Partners” means Thomas H. Lee Partners L.P., a Delaware limited partnership, and its Affiliates.

(c) Section 1.01 of the Indenture is hereby further amended by deleting the existing clause (f) of the definition of “Change of Control” in its entirety and adding the following new clause (f) to such definition:

“(f) the Sponsors no longer collectively have the direct or indirect power to appoint or to approve the appointment of a majority of the managers of (or other individuals comprising) the board of managers or other governing body of EMP Group L.L.C.”

2. Amendment to Section 1.02. Section 1.02 of the Indenture is hereby amended by adding the following defined terms:

“2006 10-K”	4.02
“2007 Measurement Date”	4.03	(e)
“2008 Measurement Date”	4.03	(e)
“Determination Date”	4.03	(e)
“Third Quarter 10-Q”	4.02

3. Amendment to Section 2.02. Section 2.02 of the Indenture is hereby amended by deleting the final sentence of such Section and adding the following new sentence as the final sentence of such Section:

“The Notes shall be issuable only in registered form without interest coupons and only in denominations of $1,000 and integral multiples thereof; provided that any Additional Notes issued pursuant to Section 4.03(e) hereof may be issued in denominations of $1.00 and integral multiples thereof, pursuant to the terms of such Section.”

4. Amendments to Article 4. (a) Section 4.02 of the Indenture is hereby amended by adding the following new sentence as the final sentence of such Section:

“Notwithstanding any other provision in this Section 4.02, the Company shall not be required to file (i) its quarterly report on Form 10-Q for the quarter ended December 31, 2005 (the “Third Quarter 10-Q”) prior to June 28, 2006 and (ii) its annual report on

Form 10-K for the year ended March 31, 2006 (the “2006 10-K”) prior to July 31, 2006; provided that if the Company is in breach of Section 4.03(e) hereof, clauses (i) and (ii) of this Section 4.02 shall be deemed null and void, and the Company shall be deemed to be in default of its obligations under this Section 4.02 with respect to the Third Quarter 10-Q and, if filed after June 29, 2006, the 2006 10-K, in each case, even if such Third Quarter 10-Q or 2006 10-K have been filed with the SEC.”

(b) Section 4.03(b) of the Indenture is hereby amended by adding the following new subsection (xii) to such Section:

“(xii) Indebtedness represented by the Additional Notes issued pursuant to Section 4.03(e) hereof, together with the “Additional Notes” (as defined in the 2002 Indenture) issued pursuant to Section 4.03(e) of the 2002 Indenture, in an aggregate principal amount on and after September 30, 2007 and prior to September 30, 2008 not to exceed $20 million and in an aggregate principal amount on and after September 30, 2008 not to exceed $55 million.”

(c) Section 4.03 of the Indenture is hereby amended by adding the following new subsection (e) to such Section:

“(e) Notwithstanding any other provision of this Section 4.03:

(i) if the Company’s Leverage Ratio as of September 30, 2007 (the “2007 Measurement Date”) is greater than 8.00:1, the Company shall elect, within 20 Business Days after the Determination Date, at its option (as determined in its sole and absolute discretion), either (1) for each $1,000 principal amount of Notes held by any Holder, (x) to issue to such Holder $36.36 principal amount of Additional Notes or (y) to make a cash payment to such Holder of $36.36, or (2) to issue equity or receive a cash equity contribution in such amount as will result in net proceeds to the Company of no less than $40 million or in such lesser amount sufficient to permit the Company to achieve a Leverage Ratio (after giving pro forma effect to the reduction of Indebtedness that shall be effected with such proceeds) at or below 8.00:1 as of the 2007 Measurement Date; provided, however, that, if at the 2007 Measurement Date, the Company’s Leverage Ratio is greater than 8.00:1 and the Company has the ability, pursuant to the terms of the Credit Agreement, to issue the Additional Notes, the Company shall not be permitted to make a cash payment to the Holders pursuant to clause (1)(y) of this Section 4.03(e)(i);

(ii) if the Company’s Leverage Ratio as of September 30, 2008 (the “2008 Measurement Date”) is greater than 7.25:1, the Company shall elect, within 20 Business Days after the Determination Date, at its option (as determined in its sole and absolute discretion), either (1) for each $1,000 principal amount of Notes held by such Holder, (x) to issue to each Holder $63.64 principal amount of Additional Notes or (y) to make a cash payment to such Holder of $36.36 or (2) to issue equity or receive a cash equity contribution in such amount as will result in net proceeds to the Company of no less than $50 million or in such lesser amount sufficient to permit the Company to achieve a Leverage Ratio (after giving pro forma effect to the reduction of Indebtedness that shall be effected with such proceeds) at or below 7.25:1 as of the 2008 Measurement Date; provided, however, that, if at the 2008 Measurement Date, the Company’s Leverage Ratio is greater than 7.25:1 and the Company has the ability, pursuant to the terms of the Credit Agreement, to issue the Additional Notes, the Company shall not be permitted to make a cash payment to the Holders pursuant to clause (1)(y) of this Section 4.03(e)(ii);

(iii) in the event of any issuance of Additional Notes pursuant to subsection (i) or (ii) above, the aggregate principal amount of Additional Notes to be issued to any Holder shall be rounded to the nearest whole dollar amount (with less than $0.50 being rounded down and $0.50 or more being rounded up);

(iv) (A) if, as of the last day of any two consecutive fiscal quarters ending prior to or on the 2008 Measurement Date, the Company’s Leverage Ratio is less than or equal to 7.25:1, subsections (i) and (ii) of this Section 4.03(e) shall thereby terminate and no longer have any force or effect; and (B) if, as of the last day of any two consecutive fiscal quarters ending prior to or on the 2007 Measurement Date, the Company’s Leverage Ratio is less than or equal to 8.00:1, subsection (i) of this Section 4.03(e) shall thereby terminate and no longer have any force or effect; and

(v) for purposes of determining the Company’s Leverage Ratio under subsections (i), (ii) and (iv) above, the Leverage Ratio as of any Measurement Date or any other date shall be calculated no later than such date as the Company’s financial statements for the fiscal quarter ending on such Measurement Date or such other date are required to be filed with the SEC (each, a “Determination Date”) pursuant to Section 4.02 hereof, and the Company’s Chief Executive Officer and Chief Financial Officer shall deliver to the Trustee an Officers’ Certificate no later than five (5) Business Days after such Determination Date setting forth the Leverage Ratio as of such Measurement Date or such other date, together with the calculations therefor in reasonable detail, and providing a list of the Specified Expenses included therein, together with a certification that all such Specified Expenses satisfy the criteria therefor set forth in the definition of “Specified Expenses” set forth in Section 1.01 hereof, and that the calculations and other information set forth therein are true and correct to the best of their knowledge as of the date such Officers’ Certificate is delivered.”

(d) Section 4.04(b)(vi)(4) of the Indenture is hereby deleted in its entirety and replaced by the following new Section 4.04(b)(vi)(4):

“(4) to Holdings in amounts required to pay the annual monitoring fee to the Sponsors; provided, however, that the aggregate amount paid, loaned or delivered to Holdings pursuant to this clause (4) shall not, in the aggregate, exceed $2,000,000 per fiscal year; provided, further, that (A) no such payment may be made in respect of any such monitoring fee due prior to the 2007 Measurement Date and shall only become payable, without interest, after compliance by the Company with Section 4.03(e)(i) or 4.03(e)(iv), as applicable, hereof and (B) no such payment may be made in respect of any such monitoring fee due after the 2007 Measurement Date, but before the 2008 Measurement Date, and shall only become payable, without interest, after compliance by the Company with Section 4.03(e)(ii) or 4.03(e)(iv) hereof;”

(e) Article 4 of the Indenture is hereby amended by adding the following new Section 4.14:

“SECTION 4.14. Meetings. (a) The Company shall hold quarterly meetings of Holders and the beneficial owners of the Notes after the Company’s financial statements for the prior fiscal period are required to have been filed with the SEC, the date and time of each such meeting to be fixed by the Company and stated in the notice of meeting, provided that such meeting shall be held no later than 30 days after the date that such financial statements are required to have been filed with the SEC. At least ten and not more than sixty days before each meeting of Holders, written notice of the time and date of the meeting shall be given by the Company to each Holder of record and the Trustee.

(b) The purpose of such meetings shall be for informational purposes only and no business may be properly transacted at such meetings. Representatives of each Sponsor shall attend such meetings so long as such Sponsor and its Affiliates beneficially own shares representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company.”

5. Amendments to Section 6.01. (a) Section 6.01(d) of the Indenture is hereby deleted in its entirety and replaced by the following new Section 6.01(d):

“(d) the Company fails to comply with Section 4.02, 4.03 (other than 4.03(e)), 4.04, 4.05, 4.06, 4.07, 4.08, 4.11, 4.12 or 4.13 (other than a failure to purchase Notes when required under Section 4.06 or 4.08) and such failure continues for 30 days after the notice specified below;”

(b) Section 6.01(e) of the Indenture is hereby deleted in its entirety and replaced by the following new Section 6.01(e):

“(e) the Company or any Note Guarantor fails to comply with any of its agreements in the Notes or this Indenture (other than those referred to in (a), (b), (c) or (d) above or in Section 4.03(e)) and such failure continues for 60 days after the notice specified below;”

6. Amendment to Section 9.07. Section 9.07 of the Indenture is hereby amended by adding the following new sentence as the final sentence of such Section:

“Notwithstanding any other provision in this Section 9.07, the Company shall be deemed to have complied with the terms of this Section 9.07 in the event that any consideration offered to be paid to any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of this Indenture or the Notes is actually paid to all Holders.”

7. Amendment to the Notes. (a) Paragraph 10 of each Note is hereby amended by deleting the first sentence of such paragraph and adding the following new sentence as the first sentence of such paragraph:

“The Notes are in registered form without interest coupons in denominations of $1,000 and whole multiples of $1,000; provided that Additional Notes issued pursuant to Section 4.03(e) of the Indenture are in denominations of $1.00 and whole multiples of $1.00.”

ARTICLE II

MISCELLANEOUS

1. Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby.

2. Governing Law. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

3. Concerning the Trustee. (a) The recitals contained herein shall be taken as statements of the Company and the Trustee assumes no responsibility for their correctness. The Trustee assumes no duties, responsibilities or liabilities by reason of this Supplemental Indenture other than as set forth in the Indenture. In addition, the Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture.

(b) The Company and each Note Guarantor, jointly and severally shall indemnify the Trustee against any and all loss, liability or expense (including reasonable attorneys’ fees) incurred by or in connection with the execution and delivery of this Supplemental Indenture and the performance of its duties hereunder. The Trustee shall notify the Company of any claim for which it may seek indemnity promptly upon obtaining actual knowledge thereof; provided, however, that any failure so to notify the Company shall not relieve the Company or any Note Guarantor of its indemnity obligations hereunder. The Company shall defend the claim and the indemnified party shall provide reasonable cooperation at the Company’s expense in the defense. Such indemnified parties may have separate counsel and the Company and the Note Guarantors, as applicable, shall pay the fees and expenses of such counsel; provided, however, that the Company shall not be required to pay such fees and expenses if it assumes such indemnified parties’ defense and, in such indemnified parties’ reasonable judgment, there is no conflict of interest between the Company and the Note Guarantors, as applicable, and such parties in connection with such defense. The Company need not reimburse any expense or indemnify against any loss, liability or expense incurred by an indemnified party through such party’s own willful misconduct, negligence or bad faith.

4. Separability. In case any one or more of the provisions contained in this Supplemental Indenture shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Supplemental Indenture, but this Supplemental Indenture shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

5. Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

6. Effect of Headings. The Section headings herein are for convenience only and shall not effect the construction thereof.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

AMERICAN MEDIA OPERATIONS, INC.,

by:
Name:
Title:

On behalf of

AM AUTO WORLD WEEKLY, INC.
AMI BOOKS, INC.
AMI FILMS, INC.
AMERICAN MEDIA CONSUMER ENTERTAINMENT INC.
AMERICAN MEDIA CONSUMER MAGAZINE GROUP, INC.
AMERICAN MEDIA DISTRIBUTION & MARKETING GROUP, INC.
AMERICAN MEDIA MINI MAGS, INC.
AMERICAN MEDIA NEWSPAPER GROUP, INC.
AMERICAN MEDIA PROPERTY GROUP INC.
COUNTRY MUSIC MEDIA GROUP, INC.
DISTRIBUTION SERVICES, INC.
GLOBE COMMUNICATIONS CORP.
GLOBE EDITORIAL, INC.
MIRA! EDITORIAL, INC.
NDSI, INC.
NATIONAL ENQUIRER, INC.
NATIONAL EXAMINER, INC.
STAR EDITORIAL, INC.
SYL COMMUNICATIONS
WEIDER PUBLICATIONS, LLC
(collectively, the “Note Guarantors”)

by:
Name:
Title:

HSBC BANK USA, NATIONAL ASSOCIATION, as Trustee

by:
Name:
Title: